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                        SECURITIES AND EXCHANGE COMMISSION
		             WASHINGTON, D.C.  20549
 				  SCHEDULE 13G
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____1____)


     NAME OF ISSUER:  Nextel Communications, Inc



     TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $.001 per share.


     CUSIP NO.             682435102

Check the following box if a fee is being paid with this statement [].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  NAME OF REPORTING PERSON:  The Chase Manhattan Corporation



     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-2633613




(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                                           (B) [X]


(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware



      NUMBER OF SHARES BENEFICIALLY
      OWNED BY EACH REPORTING PERSON WITH:  (5)  SOLE VOTING POWER:
                                                 1,234,690  Common Shares



                                            (6)  SHARED VOTING POWER:
                                                 0   Common Shares


                                            (7)  SOLE DISPOSITIVE POWER:
                                                 1,234,690  Common Shares


                                            (8)  SHARED DISPOSITIVE POWER:
                                                 0  Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                  1,234,690  Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

     Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.81%


(12) TYPE OF REPORTING PERSON:       HC


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(1)  NAME OF REPORTING PERSON:  The Chase Manhattan Bank, N.A.




     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-2633612




(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                                           (B) [X]


(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION:     United States



      NUMBER OF SHARES BENEFICIALLY
      OWNED BY EACH REPORTING PERSON WITH:  (5)  SOLE VOTING POWER:
                                                 1,234,690  Common Shares



                                            (6)  SHARED VOTING POWER:
                                                 0   Common Shares


                                            (7)  SOLE DISPOSITIVE POWER:
                                                 1,234,690  Common Shares


                                            (8)  SHARED DISPOSITIVE POWER:
                                                 0  Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                  1,234,690  Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

     Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.81%


(12) TYPE OF REPORTING PERSON:       BK


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(1)  NAME OF REPORTING PERSON:  Chase Manhattan Capital Corporation




     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-1967012



(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                                           (B) [X]


(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:      New York



      NUMBER OF SHARES BENEFICIALLY
      OWNED BY EACH REPORTING PERSON WITH:  (5)  SOLE VOTING POWER:
                                                 912,385  Common Shares



                                            (6)  SHARED VOTING POWER:
                                                 0   Common Shares


                                            (7)  SOLE DISPOSITIVE POWER:
                                                 912,385  Common Shares


                                            (8)  SHARED DISPOSITIVE POWER:
                                                 0  Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                  912,385  Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

     Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                                  5.12%


(12) TYPE OF REPORTING PERSON:       CO


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ITEM 1 (a)   NAME OF ISSUER:   OneComm Corporation

ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             4643 South Ulster Street, Suite 500
             Denver, CO 80237

ITEM 2 (a)   NAME OF PERSON FILING:

             The Chase Manhattan Corporation (CMC)
	     The Chase Manhattan Bank, N.A. (CMB)
             Chase Manhattan Capital Corporation (CMCC)


ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             One Chase Manhattan Plaza
	     New York, New York 10081


ITEM 2 (c)   CITIZENSHIP:

             State of Delaware (CMC)
	     United States (CMB)
	     State of New York (CMCC)

ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.001 per share (the "Shares")


ITEM 2 (e)   CUSIP NO: 682435102



ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are:

	 This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4.	 OWNERSHIP:

(a)      Amount Beneficially Owned:

	 CMCC is the beneficial owner of 912,385 Shares. CMB is the beneficial owner of 322,305 Shares by virtue of its direct ownership of an exercisable warrant to purchase 322,305 Shares.
         By virtue of its ownership of all of the outstanding common stock of CMCC, CMB may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMCC. By virtue of its ownership of all of the outstanding common stock of CMB, CMC may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMCC and CMB.

         The filing of this Statement by CMC and CMB shall not be construed as an admission that CMC or CMB is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

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 (b)     Percent of Class:

	 CMCC is the beneficial owner of 5.12% of the outstanding
	 Shares. CMB is the beneficial owner of 1.78% of the outstanding Shares. By virtue of its ownership of all of the outstanding common stock of CMCC, CMB may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMCC.
         By virtue of its ownership of all of the outstanding common stock of CMB, CMC may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMCC and CMB.

	 The percentages calculated in this Item 4 are based upon 17,818,228 Shares outstanding as of October 21, 1994, as disclosed in OneComm Corporation's Form 10Q for the quarter ended September 30, 1994.

(c)	 Number of shares as to which the Filing Persons have:

	 (i)  sole power to vote or to direct the vote:

	      CMCC has sole power to vote or to direct the vote of 912,385 Shares. CMB has the sole power to vote or direct the vote of 322,305 Shares by virtue of its direct ownership of an exercisable warrant to purchase 322,305 Shares. By virtue of its ownership of all of the outstanding common stock of CMCC, CMB may be deemed to possess sole power to vote or to direct vote of the 912,385 Shares beneficially owned by CMCC. By virtue of its ownership of all of the outstanding common stock of CMB, CMC may be deemed to possess sole power to vote or to direct the vote of the 1,234,690 Shares beneficially owned by CMCC and CMB.

        (ii)  shared power to vote or to direct the vote:

              0 Shares

       (iii)  sole power to dispose or to direct the disposition of:

	      CMCC has sole power to dispose or to direct the disposition of the 912,385 Shares. CMB has sole power to dispose or to direct the disposition of 322,305 Shares by virtue of its direct ownership of an exercisable warrant to purchase 322,305 Shares. By virtue of its ownership of all of the outstanding common stock of CMCC, CMB may be deemed to possess sole power to dispose or to direct the disposition of the 912,385 Shares beneficially owned by CMCC. By virtue of its ownership of all of the outstanding common stock of CMB, CMC may be deemed to possess sole power to dispose or to direct the disposition of the 1,234,690 Shares beneficially owned by CMCC and CMB.

       (iv)   shared power to dispose or direct the disposition of:

              0 Shares

Item 5.	   Ownership of Five Percent or Less of a Class:
           Not Applicable

Item 6.	   Ownership of More than Five Percent on Behalf of Another Person:
           Not Applicable

Item 7.	   Identification and Classification of Subsidiaries Which
           Acquired the Security Being Reported on By the Parent Holding
           Company:
           See Exhibit 1


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Item 8.	   Identification and classification of Members of the Group:
           Not Applicable

Item 9.	   Notice of Dissolution of Group:
           Not Applicable

ITEM 10.   CERTIFICATION:
           Not Applicable

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                                SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

				THE CHASE MANHATTAN CORPORATION

Dated:  February 14, 1995  	By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President

				THE CHASE MANHATTAN Bank, N.A.

Dated:  February 14, 1995 	By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President

				THE CHASE MANHATTAN CAPITAL CORPORATION

Dated:  February 14, 1995 	By:/s/Sylvia D. Leary
                                   Sylvia D. Leary, Vice President

As of: December 31, 1994

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                           EXHIBIT INDEX


Exhibit
  Number        Document

1               Identification of Subsidiaries